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                                                           OMB APPROVAL
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                                                  OMB Number           3235-0104
                                                  Expires:          May 31, 2001
                                                  Estimated average burden
                                                  hours per response ....... 0.5
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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    FILED PURSUANT TO SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934,
       SECTION 17(A) OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 OR
               SECTION 30(F) OF THE INVESTMENT COMPANY ACT OF 1940

(Print or Type Response)
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1. Name and Address of Reporting Person*

   CGI Group Inc.
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   (Last)               (First)                 (Middle)

   1130 Sherbrooke Street West

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                                    (Street)

   Montreal              Quebec, Canada        H3A 2M8
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   (City)               (State)                 (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

   02/21/01
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3. IRS or Identification Number of Reporting Person, if an entity (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   IMRglobal Corp.
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5 Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)

        (See attached)

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6. If Amendment, Date of Original (Month/Day/Year)


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7. Individual or Joint/Group Filing (Check Applicable Line)

   [ X ]   Form filed by One Reporting Person
   [   ]   Form filed by More than One Reporting Person

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             TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
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

Common Stock, par value                                             (see below-
$0.10 per share ("Common Stock")          12,711,598                Explanation of
                                                                     Responses)
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*  If the form is filed by more than one reporting person, see
   Instruction 5(b)(v).

              TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
    CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
              DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
1. Title of Derivative   Date       Expira-                                Number           Price of       Indirect       Beneficial
   Security              Exer-      tion                                   of               Derivative     (I)            Ownership
   (Instr. 4)            cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
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


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
Explanation of Responses:

     This Initial Statement of Beneficial Ownership on Form 3 is being filed by CGI Group Inc. ("CGI"). CGI, CGI Florida Corporation, a wholly owned subsidiary of CGI ("Merger Sub"), and IMRglobal Corp. ("IMR") entered into an Agreement and Plan of Merger (the "Merger Agreement") dated as of February 21, 2001, providing for, among other things, the merger of Merger Sub with and into IMR (the "Merger"). Simultaneously with the execution and delivery of the Merger Agreement, CGI and Merger Sub entered into a Voting Agreement dated as of February 21, 2001 (the "Voting Agreement") with (i) Satish K. Sanan with respect to the 5,645,237 shares of IMR Common Stock and options to purchase 625,000 shares of IMR Common Stock he owns, and
(ii) A&S Family Limited Partnership, an entity controlled by Mr. Sanan, with respect to the 6,441,361 shares of IMR Common Stock it owns. Under the Voting Agreement, these shareholders have agreed, subject to the terms thereof, to vote their shares in favor of the Merger and against any proposals made in opposition or in competition to the Merger. Pursuant to the Voting Agreement, these shareholders granted certain officers of Merger Sub irrevocable proxies (such irrevocable proxies collectively, the "Proxy") dated as of February 21, 2001 to vote their shares of IMR Common Stock in accordance with the provisions of the Voting Agreement.

     Neither the filing of this Form 3 nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the Shares for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose and such beneficial ownership is expressly disclaimed. The foregoing summary of the Voting Agreement and the Proxy is qualified in its entirety by reference to such agreements, which have been filed as exhibits to the Reporting Person's statement on Schedule 13D filed with respect to CGI on the date hereof.





 /s/ Paule Dore                                               March 2, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
    Paule Dore
    Executive vice-president and chief corporate officer
    and secretary on behalf of CGI Group Inc.



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See instruction 6 for procedure.